UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-39382

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

HPX CORP.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

1000 N. West Street, Suite 1200

(Address of Principal Executive Office (Street and Number))

Wilmington, Delaware 19801

(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

HPX Corp. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (the “Form 10-Q”) within the prescribed period without unreasonable effort and expense for the reasons described below.

The Company is a blank check company incorporated as a Cayman Islands exempted company on March 20, 2020, formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “business combination”). As disclosed in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on July 7, 2022 (the “Form 8-K), the Company entered into the Business Combination Agreement (as defined therein) which, if consummated, will be the Company’s initial business combination. In connection with the Business Combination Agreement, the Company also entered into certain ancillary transaction agreements (the “Ancillary Agreements”) as further described in the Form 8-K.

The Company, together with its consultants, is in the process of reviewing the accounting treatment of certain of the Ancillary Agreements. The Company has determined that it is unable to file its Form 10-Q within the prescribed time period because the Company requires additional time to determine such accounting treatment and, therefore, to prepare and review its financial statements to ensure adequate disclosure of the financial information required to be included in the Form 10-Q. As noted above, these Ancillary Agreements were entered into during the quarter ended September 30, 2022, and as a result, the accounting treatment of these Ancillary Agreements would have no impact on any of the Company’s previously filed annual or interim financial statements.

The Company is working diligently to complete the financial information for inclusion in the Form 10-Q and intends to file the Form 10-Q as soon as reasonably practicable, which the Company anticipates will not be later than the fifth calendar day following the prescribed due date for the Form 10-Q.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Carlos Piani	(302)	295-4929
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations it expects to report for the quarter ended September 30, 2022 will reflect significant changes from its results of operations for the quarter ended September 30, 2021.

The Company has neither engaged in any operations nor generated any operating revenues to date, nor does it expect to generate any operating revenues until after completion of its initial business combination. The Company has in the past generated non-operating income in the form of interest income on marketable securities held in the Trust Account. On June 24, 2022, the Company instructed the trustee managing the Trust Account to hold all funds in the Trust Account in cash until the earlier of consummation of an initial business combination and liquidation of the Company to mitigate any risk of being viewed as operating an unregistered investment company. As a result, the Company no longer generates non-operating income in the form of interest income on marketable securities held in the Trust Account. The Company incurs expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a business combination.

For the nine months ended September 30, 2022, the Company expects a net income of $1,489,394, which consisted of a change in fair value of warrant liabilities of $5,826,276, interest income on cash and marketable securities held in the Trust Account of $694,351 and other income of $296,643, partially offset by operating costs of $5,327,876.

For the nine months ended September 30, 2021, the Company expects a net income of $7,577,070, which consisted of a change in fair value of warrant liabilities of $8,278,200, interest income from the operating bank account of $72, and interest income on marketable securities held in the Trust Account of $18,927, partially offset by operating costs of $720,129.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this Form 12b-25 regarding the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. . Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and variations thereof and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect management’s current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the “Risk Factors” section of the Company’s (i) Annual Report on Form 10-K for the year ended December 31, 2021 as filed with the SEC on April 14, 2022, (ii) Quarterly Report on Form 10-Q for the period ended March 31, 2022 filed with the SEC on May 19, 2022, (iii) Quarterly Report on Form 10-Q for the period ended June 30, 2022 filed with the SEC on August 15, 2022, (iv) our proxy statement on Schedule 14A for the Extraordinary General Meeting as filed with the SEC on July 1, 2022, and (v) our proxy statement on Schedule 14A for the Extraordinary General Meeting as filed with the SEC on October 11, 2022. During the fourth quarter of 2022, the Company expects to publicly file a Registration Statement with the SEC that will include a proxy statement/prospectus on Form F-4 (the “Registration Statement”), including risk factors specific to the proposed business combination. Please refer to the “Risk Factors” section in such Registration Statement that we intend to publicly file with the SEC, as well as in other documents filed by the Company from time to time with the SEC. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

HPX CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2022	By	/s/ Carlos Piani
Name: Carlos Piani
Title: Chief Executive Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).